PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

07028517

BY COURIER

No/Date : F|DI- 675|27.11.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

SUPPL

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
NOV 3 0 2007
WASH, D.C.
210
SECTION

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

NOTICE

The Public Power Corporation SA of Greece notifies that *"American Funds"* pursuant to Law 3556/2007 notified on behalf of *"EuroPacific Growth Fund"* of USA by its letter dated 23 November 2007, total aggregate holdings of 11.646.727 voting rights or 5,0201% of PPC's voting rights on November 21, 2007. The *«Capital Research and Management»* company of USA in its capacity as management company of the *"American Funds"* Group of mutual funds reported a total discretionary management of 12,573,427 voting rights or 5.4196% of PPC's voting rights on November 21, 2007.

Athens November 27, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1- 672|26.11.07

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Financial data and information for the 9M 2007 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- Financial data and information for the 9M 2007 of Public Power Corporation S.A.

PUBLIC POWER CORPORATION S.A.

Interim Condensed Consolidated and Separate Financial Statements

for the nine month period from January 1, 2007 to September 30, 2007

in accordance with International Financial Reporting Standards, adopted by the European Union

The attached interim condensed consolidated and separate financial statements were approved by Public Power Corporation Board of Directors on November 20, 2007 and they are available in the web site of Public Power Corporation S.A. at www.dei.gr.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	XENOPHON A. PRINOS

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENTS OF INCOME
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro - except share and per share data)

	GROUP				PARENT COMPANY			
	01.01.2007-30.09.2007	(restated) 01.01.2006-30.09.2006	01.07.2007-30.09.2007	(restated) 01.07.2006-30.09.2006	01.01.2007-30.09.2007	(restated) 01.01.2006-30.09.2006	01.07.2007-30.09.2007	(restated) 01.07.2006-30.09.2006
REVENUES:								
Revenue from energy sales	3,572,223	3,318,536	1,273,118	1,158,395	3,572,223	3,318,536	1,273,118	1,158,395
Other	269,619	257,404	98,371	86,221	269,619	257,404	98,460	86,221
	3,841,842	3,575,940	1,371,489	1,244,616	3,841,842	3,575,940	1,371,578	1,244,616
EXPENSES:								
Payroll cost	803,769	761,565	274,314	248,616	800,372	758,885	272,425	247,753
Fuel	1,596,382	1,455,220	612,352	563,537	1,596,382	1,455,220	612,352	563,537
Depreciation and Amortization	366,987	381,470	121,738	131,029	363,480	377,479	120,590	129,698
Energy purchases	492,366	366,202	202,140	173,151	503,675	373,485	206,628	175,579
Transmission system usage	231,286	215,961	88,487	74,284	231,286	215,961	88,487	74,284
Emission allowances	5,015	-	-	-	5,015	-	-	-
Provisions	(25,656)	19,303	(1,411)	1,098	(25,656)	19,303	(1,411)	1,098
Financial expenses	135,077	122,539	46,514	42,102	135,076	122,536	46,513	42,100
Financial income	(22,230)	(25,623)	(5,098)	(3,126)	(22,208)	(25,303)	(5,100)	(2,871)
Other (income)/expense, net	191,335	187,807	62,517	48,736	189,145	187,182	61,597	48,543
Share of loss/(profit) of associates	8,984	4,808	8,764	2,332	-	-	-	-
Foreign currency (gains)/losses, net	(6,861)	(7,124)	(4,127)	(1,845)	(6,861)	(7,124)	(4,127)	(1,845)
Reversal of impairment loss in investment in associate	(11,253)	(11,201)	294	-	-	(11,201)	-	-
PROFIT BEFORE TAX	76,641	105,013	(34,995)	(35,328)	72,136	109,517	(26,376)	(33,260)
Income tax expense	(16,439)	(33,863)	(4,210)	11,131	(14,190)	(33,797)	(5,203)	11,153
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	60,202	71,150	(39,205)	(24,197)	57,946	75,720	(31,579)	(22,107)
Profit after tax from disposal group	-	-	-	-	6,406	162	2,188	54
PROFIT AFTER TAX	60,202	71,150	(39,205)	(24,197)	64,352	75,882	(29,391)	(22,053)
Earnings per share, basic and diluted	0.26	0.31	(0.17)	(0.10)				
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000				

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE BALANCE SHEETS
AS OF SEPTEMBER 30, 2007 IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION

(All amounts in thousands of Euro- except share and per share data)

	GROUP		PARENT COMPANY	
	30.09.2007	31.12.2006	30.09.2007	31.12.2006
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	11,319,373	11,224,946	11,260,755	11,168,136
Intangibles, net	23,148	25,937	23,141	25,937
Available for sale financial assets	69,696	55,902	69,696	55,902
Other non- current assets	33,632	18,347	125,392	108,079
Total non-current assets	**11, 445,849**	**11,325,132**	**11, 478,984**	**11,358,054**
Current Assets:				
Materials, spare parts and supplies, net	696,662	602,520	696,189	602,031
Trade and other receivables, net and other current assets	1,128,520	974,900	1,130,634	975,977
Cash and cash equivalents	40,984	35,537	33,460	31,535
	1,866,166	**1,612,957**	**1,860,283**	**1,609,543**
Assets of disposal group classified as "held for sale"	-	-	62,213	57,296
Total Current Assets	**1,866,166**	**1,612,957**	**1,922,496**	**1,666,839**
Total Assets	**13,312,015**	**12,938,089**	**13,401,480**	**13,024,893**
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,679	106,679	106,679	106,679
Revaluation surplus	4,175,422	4,175,422	4,175,422	4,175,422
Reversal of fixed assets' statutory revaluation surplus included in share capital	(947,342)	(947,342)	(947,342)	(947,342)
Legal reserve	42,464	42,464	42,464	42,464
Reserves	259,681	246,017	259,461	246,017
Retained earnings	411,077	387,991	495,133	467,898
Total Equity	**5,115,181**	**5,078,431**	**5,199,017**	**5,158,338**
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,885,176	2,695,987	2, 885,023	2,695,834
Provisions	456,575	441,415	456,500	441,415
Other non-current liabilities	2, 568,402	2,432,023	2, 567,531	2,432,539
Total Non-Current Liabilities	**5,910,153**	**5,569,425**	**5,909,054**	**5,569,788**
Current Liabilities:				
Trade and other payables and other current liabilities	1,189,719	1,139,218	1,189,861	1,139,167
Dividends payable	246	212	246	212
Short term borrowings	119,000	117,600	119,000	117,600
Current portion of interest bearing loans and borrowings	977,716	1,033,203	977,716	1,033,135
	2,286,681	2,290,233	2,286,823	2,290,114
Liabilities directly associated with assets classified as "held for sale"	-	-	6,586	6,653
Total Current Liabilities	**2,286,681**	**2,290,233**	**2,293,409**	**2,296,767**
Total Liabilities and Equity	**13,312,015**	**12,938,089**	**13,401,480**	**13,024,893**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED CHANGES IN EQUITY FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Available for Sale Financial Assets Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	510,159	5,208,781
Adjustments (Note 3.1)	-	-	-	-	-	-	-	-	(43,630)	(43,630)
Balance, as restated, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	466,529	5,165,151
Valuation of available for sale financial assets	-	-	-	-	-	4,864	-	4,864	-	4,864
Total income and expense for the period recognized directly in equity	-	-	-	-	-	4,864	-	4,864	-	4,864
Net income for the period	-	-	-	-	-	-	-	-	71,150	71,150
Total income and expense for the period	-	-	-	-	-	4,864	-	4,864	71,150	76,014
Dividends	-	-	-	-	-	-	-	-	(116,000)	(116,000)
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	2	2
Balance September 30, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	34,906	208,783	243,689	439,121	5,125,167
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	387,991	5,078,431
Valuation of available for sale financial assets	-	-	-	-	-	13,794	-	13,794	-	13,794
Total income and expense for the period recognized directly in equity	-	-	-	-	-	13,794	-	13,794	-	13,794
Net income for the period	-	-	-	-	-	-	-	-	60,202	60,202
Total income and expense for the period	-	-	-	-	-	13,794	-	13,794	60,202	73,996
Dividends	-	-	-	-	-	-	-	-	(37,120)	(37,120)
Other	-	-	-	-	-	-	(130)	(130)	4	(126)
Balance, September 30, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	51,028	208,653	259,681	411,077	5,115,181

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED SEPARATE CHANGES IN EQUITY FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro- except share and per share data)

						Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Available for Sale Financial Assets Valuation Surplus	Tax - free and other Reserves	Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	562,725	5,261,347
Adjustments (Note 3.1)	-	-	-	-	-	-	-	-	(43,630)	(43,630)
Balance, as restated, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	519,095	5,217,717
Valuation of available for sale financial assets	-	-	-	-	-	4,864	-	4,864	-	4,864
Total income and expense for the period recognized directly in equity	-	-	-	-	-	4,864	-	4,864	-	4,864
Net income for the period	-	-	-	-	-	-	-	-	75,882	75,882
Total income and expense for the period	-	-	-	-	-	4,864	-	4,864	75,882	80,746
Dividends	-	-	-	-	-	-	-	-	(116,000)	(116,000)
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	2	2
Balance September 30, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	34,906	208,783	243,689	496,419	5,182,465
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	467,898	5,158,338
Valuation of available for sale financial assets	-	-	-	-	-	13,794	-	13,794	-	13,794
Total income and expense for the period recognized directly in equity	-	-	-	-	-	13,794	-	13,794	-	13,794
Net income for the period	-	-	-	-	-	-	-	-	64,352	64,352
Total income and expense for the period	-	-	-	-	-	13,794	-	13,794	64,352	78,146
Dividends	-	-	-	-	-	-	-	-	(37,120)	(37,120)
Other	-	-	-	-	-	-	(350)	(350)	3	(347)
Balance, September 30, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	51,028	208,433	259,461	495,133	5,199,017

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2007-30.09.2007	(restated) 01.01.2006-30.09.2006	01.01.2007-30.09.2007	(restated) 01.01.2006-30.09.2006
Cash flows from operating activities				
Profit before tax from continuing operations	76,641	105,013	72,136	109,517
Profit before tax from disposal group	-	-	7,373	1,562
Adjustments:				
Depreciation and amortization	475,661	485,617	472,154	485,617
Amortization of customers' contributions and subsidies	(45,215)	(42,784)	(45,215)	(42,784)
Interest expense	127,269	114,947	127,269	114,944
Other adjustments	1,943	(13,536)	4,303	(18,340)
Changes in assets	(233,128)	(171,067)	(234,693)	(171,474)
Changes in liabilities	37,193	63,948	38,949	62,609
Net Cash from Operating Activities	**440,364**	**542,138**	**442,276**	**541,651**
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of property plant and equipment and software	(577,247)	(485,033)	(577,655)	(485,034)
Proceeds from customers' contributions and subsidies	151,674	136,972	151,533	136,972
Interest and dividends received	22,111	9,686	22,089	9,682
Investments	(14,090)	(14,759)	(18,953)	(10,207)
Net Cash used in Investing Activities	**(417,552)**	**(353,134)**	**(422,986)**	**(348,587)**
Cash Flows from Financing Activities				
Net change in short term borrowings	1,400	80,600	1,400	80,600
Proceeds from interest bearing loans and borrowings	850,000	450,000	850,000	450,000
Principal payments of interest bearing loans and borrowing	(715,044)	(501,481)	(715,044)	(501,481)
Interest paid	(116,635)	(104,844)	(116,635)	(104,841)
Dividends paid	(37,086)	(115,631)	(37,086)	(115,631)
Net Cash used in Financing Activities	**(17,365)**	**(191,356)**	**(17,365)**	**(191,353)**
Net increase/(decrease) in cash and cash equivalents	5,447	(2,352)	1,925	1,711
Cash and cash equivalents at beginning of the period	35,537	38,176	31,535	29,351
Cash and cash equivalents at the end of the period	**40,984**	**35,824**	**33,460**	**31,062**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

Index

(All amounts in thousands of Euro, unless otherwise stated)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or the "Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares are listed on the Athens and the London Stock Exchanges.

The accompanying financial statements include the separate financial statements of PPC and the consolidated financial statements of PPC and its subsidiaries ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At September 30, 2007 and 2006, the number of staff employed by the Group was approximately 25,810 and 26,529, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

At September 30, 2007 and 2006, 252 and 268 employees, respectively have been transferred to several State agencies (ministries, organizations, etc.) out of which, 211 and 230 were compensated by PPC. The total payroll cost of such employees amounted to Euro 6,760 and Euro 6,556 for the nine month period ended September 30, 2007 and 2006, respectively.

As a vertically integrated electric utility, PPC generates electricity in its own 98 power generating stations facilitates the transmission of electricity through approximately 11,685 kilometres of high voltage power lines and distributes electricity to consumers through approximately 211,500 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its own lignite mines. PPC has also constructed approximately 1,600 kilometres of fibre-optic network along its transmission lines and almost 200 kilometres of urban underground fibre optics network.

2. CHANGES IN LEGAL FRAMEWORK

A generation authorization of a total capacity of 1,600 MW was granted to PPC for the renewal and replacement of older units' capacity. After their replacement, these units remain in "cold reserve" their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.
According to the Law 3578/2007 art.19 a generation authorization of an extended capacity 800 MW was granted to PPC for the replacement of older units with an equal capacity for a period up to 2017.
On September 12, 2007, the Minister of Development accepted PPC's proposal for the replacement of older units' capacity (800 MW) and their management.

2. CHANGES IN LEGAL FRAMEWORK (CONTINUED)

On June 13, 2007, the ex-Minister of Development issued a Decision specifying Public Service Obligations (PSO), as follows:

a) Supply of energy to consumers of non – interconnected micro isolated islands, at the same rates, per category, as those of the interconnected system.

b) Supply of energy at special rates to consumers with extended families (more than three children), as those are defined in relevant legislation.

The methodology of calculation and the method of compensation due for public service obligations will be determined through the issuance of a Ministerial Decision, which will also affect the determination of the accounting treatment to be followed.

3. BASIS OF PRESENTATION FOR THE INTERIM FINANCIAL STATEMENTS

3.1. BASIS OF PREPARATION

(a) Basis of preparation of financial statements: The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the nine month period ended September 30, 2007 have been prepared in accordance with IAS 34 "Interim Financial Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2006 made publicly available.

The accompanying financial statements have been prepared under the historical cost convention except for certain assets that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.

The financial statements are presented in thousands of Euro and all amounts are rounded to the nearest thousand, except when otherwise indicated.

(b) Approval of Financial Statements: The Board of Directors approved the accompanying financial statements for the nine month period ended September 30, 2007.

(c) Reclassifications: Certain reclassifications have been made to prior year balances to conform to current year classifications. Such reclassifications did not have any effect on PPC's prior period results and relate to the classification of available for sale financial assets as well as the net assets and result of the disposal group classified as held for sale.

(d) Revision of previously reported items: In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of previously reported shareholders' equity for the period ended September 30, 2006 and for the year ended December 31, 2005, as well as pre tax

(All amounts in thousands of Euro, unless otherwise stated)

3.1. BASIS OF PREPARATION (CONTINUED)

and after tax profit for the aforementioned periods. The effect of the above revision on the Parent Company's financial statements is as follows:

	September 30, 2006	December 31, 2005
Decrease in shareholders' equity	(44,631)	(43,630)
Profit before tax	(1,562)	-
Profit after tax	(1,001)	-

The effect of the above revision on earnings per share for the nine month period ended September 30, 2006, has as follows:

	September 30, 2006	
	Group	Company
Earnings per share, as previously reported	0.31	0.33
Effect of revision	-	-
Earnings per share, as revised	0.31	0.33

3.2. ACCOUNTING POLICIES

The accounting policies applied to the financial statements are the same as those applied to the annual separate and consolidated financial statements for the year ended December 31, 2006 except for the following standards and interpretations that became effective within 2007:

(i) ***IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective for financial years beginning on or after January 1, 2007),*** IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company has assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital. As the Company has prepared interim condensed financial statements in accordance with IAS 34, Interim Financial Reporting, the interim condensed financial statements do not include all the information and disclosures required by IFRS 7. Full disclosure will be made when the financial statements for the year ended December 31, 2007 are prepared.

(ii) ***IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective for financial years beginning on or after March 1, 2006):*** IFRIC 7 requires entities to apply IAS 29 Financial Reporting in Hyper-inflationary Economies in the reporting period in which an entity first identifies the existence of

(All amounts in thousands of Euro, unless otherwise stated)

3.2. ACCOUNTING POLICIES (CONTINUED)

hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary. The adoption of IFRIC 7 did not impact PPC's financial statements as it is not relevant.

(iii) ***IFRIC 8, Scope of IFRS 2 (effective for financial years beginning on or after May 1, 2006):*** IFRIC 8 clarifies that IFRS 2 *Share-based payment* will apply to any arrangement when equity instruments are granted or liabilities (based on the value of an entity's equity instrument) are incurred by an entity, when the identifiable consideration appears to be less that the fair value of the instruments given. The adoption of IFRIC 8 did not impact PPC's financial statements as it is not relevant.

(iv) ***IFRIC 9, Reassessment of Embedded Derivatives (effective for financial years beginning on or after June 1, 2006):*** IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. The adoption of IFRIC 9 did not impact PPC's financial statements.

(v) ***IFRIC 10, Interim Financial Reporting and Impairment (effective for financial years beginning on or after November 1, 2006):*** IFRIC 10 prohibits an entity from reversing an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instruments or a financial assets carried at cost. The adoption of this IFRIC did not impact PPC's financial statements.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after January 1, 2008 or later periods but which the Company, where applicable and appropriate, has not early adopted, as follows:

(i) ***Amendment to IAS 23, Borrowing Costs*** *(effective for financial years beginning on or after January 1, 2009),* On March 29, 2007, the IASB issued a revised IAS 23, Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets. The Company is in the process of assessing the impact the amendment to the standard will have on its financial statements. This amendment to the Standard has not yet been endorsed by the EU.

(ii) ***IFRIC 13, Customer Loyalty Programs*** *(effective for financial years beginning on or after January 1, 2008),* The Interpretation addresses accounting by the entity that grants award credits to its customers. An entity shall account for award credits as a separately identifiable component of the sales transaction in which they are granted (the 'initial sale'). The fair value of the consideration received or receivable in respect of the initial sale shall be allocated between the award credits and the other components of the sale. If at any time the unavoidable costs of meeting the obligations to supply the awards are expected to exceed the consideration received and receivable for them, the entity has onerous contracts. IFRIC 13 is not relevant to the Company's operations. This Interpretation has not yet been endorsed by the EU.

(All amounts in thousands of Euro, unless otherwise stated)

3.2. ACCOUNTING POLICIES (CONTINUED)

(iii)IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction *(effective for financial years beginning on or after January 1, 2008),* The interpretation addresses three issues, namely, (i) when refunds or reductions in future contributions should be regarded as "available" in the context of paragraph 58 of IAS 19, Employee Benefits, (ii) how a minimum funding requirement might affect the availability of reductions in future contributions, and (iii) when a funding requirement might give rise to a liability. Furthermore, should a minimum funding requirement exist, the Interpretation distinguishes between contributions that are required to cover an existing shortfall for past service on the minimum funding basis and, the future accrual of benefits. IFRIC 13 is not relevant to the Company's operations. This Interpretation has not yet been endorsed by the EU.

4. ACCOUNTING ESTIMATES

The significant accounting estimates made during the preparation of the financial statements are the same as those applied during the preparation of the annual financial statements.

Additionally, the Ministerial Decision issued in July 28, 2006, provides that residential customers with a specified consumption level achieving a specified reduction in their annual consumption for the period from August 1, 2006 to July 31, 2007 compared to the previous corresponding period are entitled to a 5% discount on the total amount billed by PPC. Such discount, due to the lack of historical trends, has been estimated during the preparation of the interim financial statements by using actual discounts provided to customers during the period from August 1, 2007 up to the issue of the accompanying financial statements and accrued for the period concerned. The discount estimated amounts to Euro 17,368.

5. SEASONALITY OF OPERATIONS

The Company's operations are subject to seasonality due to the increased demand for electricity during the summer and winter months, a trend which is not reflected in its operating results as these are affected by external factors (fuel prices, hydrological conditions etc.).

6. INVESTMENTS IN SUBSIDIARIES

The direct subsidiaries of PPC are as follows:

	Group		Company	
	30.09.2007	31.12.2006	30.09.2007	31.12.2006
PPC Telecommunications S.A.	-	-	66,614	57,419
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	14,535	6,335
PPC Crete S.A.	-	-	-	982
Total	**-**	**-**	**81,987**	**65,574**

(All amounts in thousands of Euro, unless otherwise stated)

6. INVESTMENTS IN SUBSIDIARIES (CONTINUED)

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

NAME	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	Greece	Engineering services, construction and operation of a power plant
Arkadikos Ilios Ena S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Arkadikos Ilios Dio S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
Arkadikos Ilios Tria S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
ETOLIKOS ILIOS ENA S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
ETOLIKOS ILIOS DIO S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
ILIAKA PARKA DITIKIS MAKEDONIAS ENA S.A.	100%	Greece	Construction, installation and operation of solar energy generation units
ILIAKA PARKA DITIKIS MAKEDONIAS DIO S.A.	100%	Greece	Construction, installation and operation of solar energy generation units

(All amounts in thousands of Euro, unless otherwise stated)

6. INVESTMENTS IN SUBSIDIARIES (CONTINUED)

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006. In July 2007, an extraordinary Shareholders' General Assembly for PPC Crete S.A. ratified the dissolution of the company. The company was erased by the Incorporated Companys Register on August 23, 2007. The process for PPC Rhodes S.A. is yet to be completed.

During the nine month 2007, PPC Renewables S.A. established seven new subsidiaries, Arkadikos Ilios Ena S.A., Arkadikos Ilios Dio S.A., Arkadikos Ilios Tria S.A., Etolikos Ilios Ena S.A., Etolikos Ilios Dio S.A., Iliaka Parka Ditikis Makedonias Ena S.A., and Iliaka Parka Ditikis Makedonias Dio S.A. for the purpose of constructing and operating new solar energy production units.

During the nine months ended September 30, 2007, the Parent Company participate in the share capital increase of its subsidiary PPC Renewables S.A. by contributing in cash an amount of Euro 8,200. In July 2007 the share capital of PPC Telecommunications S.A. was increased by Euro 9,195 an amount that was paid in full by the Parent Company on July 23, 2007.

7. INVESTMENTS IN ASSOCIATES

	Group		Company	
	30.09.2007	31.12.2006	30.09.2007	31.12.2006
HTSO	144	144	144	144
WIND-PPC Holding N.V.	1,706	-	-	-
LARKO S.A.	11,253	9,238	37,032	37,032
Investments through PPC Renewables	14,880	3,648	-	-
Total	27,983	13,030	37,176	37,176

The Group's ownership interest in the above associates as at September 30, 2007 was as follows:

Name	Ownership Interest	Country of Incorporation	Principal Activities
HTSO	49%	Greece	Transmission System Operator
WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication services
Investments through PPC Renewables S.A.	49%	Greece	Energy generation from renewable sources
Larko S.A.	28.56%	Greece	Metallurgical

Larko S.A. does not prepare interim financial statements under International Financial Reporting Standards. The Group in applying the equity method of accounting for this associate in its September 30, 2007 consolidated interim financial statements used pro-forma statutory financial information provided by Larko S.A., a basis which is not in accordance with the methods prescribed by IAS 28 "Investments in Associates".

(All amounts in thousands of Euro, unless otherwise stated)

8. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP (a US holding company), established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey, and selectively in the Mediterranean area. Following a recent amendment of SENCAP's statutes, among the objectives of the company was included the procurement and trading of fuel, minerals and other materials.

The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

During the six months ending June 30, 2007, both parties agreed the participation of the European Bank of Reconstruction and Development (EBRD) in the share capital of SENCAP, by a percentage of 10%. During the six months ending June 30, 2007, SENCAP also proceeded to the increase of its share capital by an amount of Euro 5.65 million. The Parent Company participated in the share capital increase by an amount of Euro 2.54 million which at June 30, 2007 had been paid in full.

Furthermore, in July 2007, the Parent Company's Board of Directors approved the terms and conditions for the participation of the International Finance Corporation (IFC) in the share capital of SENCAP.

9. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of September 30, 2007 and December 31, 2006 are as follows:

	September 30, 2007		December 31, 2006	
	Receivable	(Payable)	Receivable	(Payable)
Subsidiaries				
- PPC Telecommunications S.A.	316	-	290	-
- PPC Renewables S.A.	1,396	-	1,387	-
- PPC Rhodes S.A.	29	-	29	-
- PPC Crete S.A.	-	-	43	-
	1,741	**-**	**1,749**	**-**
Associates				
- HTSO	110,469	(135,425)	126,291	(179,200)
- Tellas	11,327	(12,441)	11,426	(10,096)
- Larco (energy, lignite and ash)	35,318	(5,091)	35,465	(220)
	157,114	**(152,957)**	**173,182**	**(189,516)**

(All amounts in thousands of Euro, unless otherwise stated)

9. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

PPC's transactions with its subsidiaries and its associates for the nine month period ended September 30, 2007 and 2006 are as follows:

	September 30, 2007		September 30, 2006	
	Sales	(Purchases)	Sales	(Purchases)
Subsidiaries				
- PPC Telecommunications S.A.	26	-	25	-
- PPC Renewables S.A.	8	-	8	-
- PPC Rhodes S.A.	6	-	7	-
- PPC Crete S.A.	-	-	5	-
	40	-	45	-
Associates				
- HTSO				
- Use of the transmission system	195,311	-	184,518	-
- Fees for seconded staff	9,178	-	9,031	-
- Access to and operation of transmission system	-	(231,286)	-	(215,961)
- Energy purchases	-	(262,535)	-	(225,359)
- Other services rendered	16,253	-	18,511	-
- Tellas	3,092	(1,971)	2,789	(2,194)
- Larco (energy, lignite and ash)	45,630	(4,259)	40,852	-
	269,464	(500,051)	255,701	(443,514)

As at September 30, 2007 the Parent Company had an issued guarantee in favour of Tellas, an associate company, in connection with a bond of Euro 50 million.

Transactions and balances with other government owned entities

The following table presents purchases and balances with Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	September 30, 2007		September 30, 2006	
	Purchases	Balance	Purchases	Balance
ELPE, purchases of liquid fuel	449,053	33,520	478,183	25,487
DEPA, purchases of natural gas	463,267	47,726	356,521	48,435
	912,320	81,246	834,704	73,922

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

(All amounts in thousands of Euro, unless otherwise stated)

9. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

Management compensation

Fees concerning management members (Board of Directors and General Managers) for the nine month period ended September 30, 2007 and 2006 have as follows:

	September 30,	
	2007	**2006**
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	346	253
- Non-executive members of the Board of Directors	154	158
- Contributions to defined contribution plans	1	6
	501	**417**
Compensation of General Managers		
- Regular compensation	910	661
- Contribution to defined contribution plans	105	72
	1.015	**733**
Total	**1,516**	**1,150**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

10. DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE"

On November 21, 2006 and December 19, 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants ("disposal group" consisting of wind farms, solar power plants, geothermic plants and small hydro-electric plants, either operating or under construction) and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital.

The rationale underlying this transaction is to allow such disposal group to operate in a more efficient manner, as PPC Renewables S.A. operates exclusively in this sector. The legal procedures of the transactions are expected to be completed by the end of 2007, with effect from January 1, 2007 onwards.

As a result, at December 31, 2006, and due to the fact that the transaction has commercial substance, PPC, in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" classified the above disposal group as "held for sale" in the separate financial statements, while the above did not have any impact on the consolidated financial statements.

(All amounts in thousands of Euro, unless otherwise stated)

10. DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE" (CONTINUED)

The major classes of assets and liabilities of this disposal group "held for sale" as at September 30, 2007 are as follows:

	Group		Parent Company	
	30.09.2007	31.12.2006	30.09.2007	31.12.2006
Assets				
Property, plant and equipment	-	-	61,740	56,807
Materials and spare parts	-	-	473	489
Assets classified as "held for sale"	**-**	**-**	**62,213**	**57,296**
Liabilities				
Long-term liabilities	-	-	(153)	(221)
Subsidies	-	-	(6,433)	(6,432)
Liabilities directly associated with assets classified as "held for sale"	**-**	**-**	**(6,586)**	**(6,653)**
Net assets directly associated with disposal group	**-**	**-**	**55,627**	**50,643**

The results of this disposal group for the nine month ended September 30, 2007 and September 30, 2006 are presented below:

	Group		Company	
	2007	2006	2007	2006
Revenue	-	-	11,309	7,283
Expenses	-	-	(3,936)	(7,055)
Income before tax	**-**	**-**	**7,373**	**228**
Tax expense related to pre-tax income	-	-	(967)	(66)
Profit for the year from disposal group classified as "held for sale"	**-**	**-**	**6,406**	**162**

Upon completion of the transaction, the net assets will be transferred at their fair value according to the relevant provisions of IAS 16 "Property, plant and equipment" regarding exchanges of assets. The fair value of the disposal group at January 1, 2007 as determined by independent appraisers amounts to Euro 54,448.

11. DIVIDENDS

On June 15, 2007, the Parent Company's Shareholders; General Assembly approved the distribution of dividends for the year 2006 of Euro 37,120 (Euro 0.16 per share – full amount). The amount was paid to the Parent Company's shareholders on July 4, 2007.

12. LOAN AGREEMENTS - REPAYMENTS

Within the nine month period ended September 30, 2007 the Parent Company issued seven bond series for a total amount of Euro 750 million repayable within the period 2008-2012, bearing interest at EURIBOR plus a margin.
The Parent Company disbursed an amount of Euro 100 million with a 15 years duration in accordance with a loan agreement concluded in the year 2006.

(All amounts in thousands of Euro, unless otherwise stated)

12. LOAN AGREEMENTS – REPAYMENTS (CONTINUED)

At September 30, 2007 the available committed credit lines of the overdraft facilities amounted to Euro 280 million while the Parent Company had also Euro 100 million of uncommitted credit lines overdraft facilities. At September 30, 2007, the unused portion of all overdraft committed facilities of the Parent Company amounted to Euro 161 million and the unused portion of uncommitted overdraft facilities amounted to Euro 100 million.

Furthermore Bonds with one year duration of a total amount of Euro 150 millions were renewed for one more year.
The Board of Directors of the Parent Company has approved the conclusion of 2 loan agreements of a total amount of Euro 155 millions, each with a 15 years duration.
The loan repayments for the nine month period ended September 30, 2007 amounted to Euro 715,044.

13. COMMITMENTS AND CONTINGENCIES

(a) Agreement with WIND: One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which is the sole shareholder of Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is not expected to exceed Euro 90 million up to 2011, of which, at September 30, 2007, an amount of approximately Euro 65 million has already been invested through PPC Telecommunications S.A. Furthermore, PPC has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement. On July 31, 2007 the Parent Company's Board of Directors accepted Weather Investments' (the parent company of WIND S.p.A.) offer regarding the sale of PPC's participation in Tellas for an amount of Euro 175 million. Network rentals by PPC to Tellas as well the provision of telecommunication services by Tellas to PPC, will continue. On October 17, 2007 was signed the final offer with WIND S.p.A. and according to the agreement, PPC will offer its participation (50% minus one) for an amount of Euro 175 million. The negotiations will be concluded under the condition of authorities' approvement.

(b) Acquisition Program:

(i) Acquisition of power plant in Bulgaria: In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC submitted offers for two out of the three power plants (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision on July 4, 2006 declared PPC as the winning bidder for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006.

Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline three times for December 11, 2006, February 9, 2007 and April 10, 2007. Upon expiration of the final deadline, the Bulgarian Privatization Agency interrupted negotiations and proceeded to

(All amounts in thousands of Euro, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

the termination of the privatization procedure. In May 2007 PPC filed appeals to the Bulgarian Administrative Court against the decision of the Bulgarian Privatisation Agency. Furthermore, PPC expressed its intention to the Bulgarian Ministry of Environment and Waters to continue negotiations in order to conclude the transaction. On April 24, 2007, following a decision by PPC's Board of Directors, SENCAP S.A has undertaken Bobov Dol's privatization project in a manner not offending the tender's terms. SENCAP S.A., made a new proposal to the Bulgarian Privatisation Agency, which includes further investments in order to cover the new Environmental limits where Bulgarian Authorities have set.

(ii) ***Common participation with ENEL SpA in Kosovo's tender:*** In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following; a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of Transaction Advisors, Legal/Regulatory Advisors and Environmental/Social Safeguards Advisors for the project.

(iii) ***Participation in FYROM's tender:*** On July 20 2007, SENCAP submitted its offer to the Ministry of Economy of FYROM for the acquisition of TEC Negotino Power Station (a liquid fuel power station with an installed capacity of 219 MW) and the construction of a new power station with a minimum installed capacity of 300 MW in the Negotino area. Despite the fact that SENCAP submitted the highest offer in terms of price and size of the new power plant, in August 2007 the process was concluded in favour of another bidder. Following this development, SENCAP officially submitted an appeal to the Commission for complaints of FYROM, on August 7, 2007. Nevertheless, the government of FYROM, decided to cancel the tender.

(c) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

(All amounts in thousands of Euro, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State at no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if such land is no longer needed by PPC S.A. for the fulfilment of its purposes.

(d) Litigation and Claims: The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at September 30, 2007 amounts to approximately, Euro 395 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 260 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 31 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 104 million, for allowances and other benefits that according to the employees should have been paid by PPC.

For the above amounts the Group has established provisions, which at September 30, 2007 totalled approximately Euro 128 million.

(e) Litigation with PPC Personnel Insurance Organization (PIO): Until September 30, 2007, the PPC Personnel Insurance Organization ("PPC PIO") had filed five actions in law before courts against PPC, for a total amount of Euro 83,742, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration of Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, for an amount of Euro 3,000, c) obtain the ownership of a building for an estimated value of Euro 8,000, d) be compensated for securities which became property of PPC part of which was sold, as well as for related dividends collected for an amount of Euro 59,393 and e) receive other compensation for an amount of Euro 55. Cases under (a) and (b) have already been discussed before first instance courts. On case under (a) PPC PIO obtained a favourable judgment by the first instance court. PPC filed an appeal which as well as all other cases will be discussed before the competent courts on various dates during 2007. For the above amounts PPC established provisions, which at June 30, 2007 totalled approximately Euro 39 million.

(f) Environmental Obligations: Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

(All amounts in thousands of Euro, unless otherwise stated)

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

1. Following the issuance of Common Ministerial Decisions for all hydroelectric power plants, only the environmental permit for HEP Plastiras, and the national transmission network, (which have already been submitted to the Ministry of Environment, Planning and Public Works), are still pending.

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the hydroelectric project of Messochora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. At September 30, 2007, the accumulated amount of the hydroelectric project of Messochora Power Plant amounted to Euro 270 million.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   - Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.
   - By the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.
   - By the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.
   - By the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented. For the Linoperamata Steam Electric Station, low sulphur heavy fuel oil is already in use by January 1, 2007.

   PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

(All amounts in thousands of Euro, unless otherwise stated)

Low sulphur heavy fuel oil is already in use, since October 2007, in all heavy fuel oil Steam Electric Stations. The projects 2 and 3 have a minor delay and their completion is expected during the year 2008.

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The renewal of the environmental permits, of the Amyntaion, Ptolemais, Kardia, Liptol, Aliveri, Chania, Ag.Georgios and Soroni Steam Electric Stations, which are expected to be completed until the end of 2007 by the Ministry of Environment, as well as the issue of the Common Ministerial Decision specifying in detail the National Reduction Plan, will designate the future need for further environmental investments. The PPC strategic plan, expected to be completed during November 2007, will determine the remaining operation lifetime of old units, taking into consideration the environmental parameters, as well as the system's power requirements according to HSTO.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.
5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.
6. During the operation of the Transmission Lines and Substations, there is no electromagnetic radiation in close proximity to the lines and substations, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), in cooperation with the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

(g) ***CO_2 Emissions:*** The issuance of the common Ministerial Decision finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan (NAP), PPC has been allocated for the period 2005 - 2007 emission allowances of 159.13 million tones CO_2 out of which 52.22 million tones CO_2, 53.30 million tones CO_2 and 53.61 million tonnes CO_2 for the years 2005 to 2007, respectively. It is noted that the allocation of emission allowances will be considered final, both, for years 2005 and 2006, after the Greek Competent Authorities settles PPC's request for additional emission allowances to be allocated to the "Unknown New Entrants". No emission allowances have been allocated to these units in NAP 2005-2007, since these units have been put in operation as emergency units to cover summer peak demands. In any case, the allocation of these additional emission allowances

(All amounts in thousands of Euro, unless otherwise stated)

corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants by the above mentioned Common Ministerial Decision.

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In January 2006, the Competent Authority has issued the CO_2 emission allowances for twenty-nine (29) bound plants of PPC and in March 2007 the allowances of two (2) new bound plants of PPC (Local Power Stations of Patmos and Sifnos).

PPC's CO_2 emissions for 2005, 2006 and the nine months ended September 30, 2007 amounted to 52.56 million tones., 50.45 million tones and 39.74 million tones respectively. Specifically for the year 2007, PPC's overall CO_2 emissions, based on up-to-date data, are estimated to be approximately 53.23 million tones. Emission allowances allocated to PPC for 2007 (53.61 million tones) fully cover estimated emissions, hence no shortage of allowances is expected for 2007.

(h) ***Business Plan:*** In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".

(i) ***Tax audit:*** In June 2007, the tax authorities performed a tax audit of the years 2004 and 2005 and assessed to the Parent Company an amount of Euro 15,992 which was offset against income tax advance payments of Euro 23,339. The Parent Company has tax losses of Euro 57 million arising from the fiscal year 2006. Such tax losses, to the extent they are accepted by the tax authorities, can be used to offset taxable profits of the five fiscal years following the fiscal year to which they relate. A deferred tax asset has not been recognized in respect of these losses as their recovery is uncertain.

(j) ***Power plant lease:*** In June 2007, the Parent Company's Board of Directors decided to lease a 147 MW natural gas fired power plant, owned by "Eron Thermoilektriki S.A. for the period from July 1, 2007 to September 30, 2010 and for an annual fee of Euro 11 million.

14. SUBSEQUENT EVENTS

(a) ***Bond issues:*** The Board of Directors of the Parent Company has approved the issuance of Bonds of a total amount of Euro 325 millions.

(b) ***Loan renewals:***The Parent Company renewed Bonds of a total amount of Euro 100 millions for one more year.

(c) ***International Fuel Tender:*** In July 2007, PPC announced an international call for the expression of interest regarding the supply of fuel oil.

(d) ***Tender for the supply and installation of Unit 5 of the Lavrion Power Thermal Plant:*** On July 20, 2007, the Court of Justice of the European Communities issued a decision on a case, concerning an alleged breach of Community Law on public procurements, by PPC in relation to the Tender for the supply and installation of Unit 5 of the Lavrion Thermal Power Plant. The

(All amounts in thousands of Euro, unless otherwise stated)

Court's decision dismissed the European Commission's action on all parts concerning a) acceptance by PPC of a bid submitted by the consortium AEGEK – AKTOR, judging that AEGEK met the condition of participation as "consortium leader" and b) the validity of the bid for the long term maintenance by METKA of the gas turbine of the above mentioned Unit, on behalf of "General Electric".

14. SUBSEQUENT EVENTS (CONTINUED)

(e) ***Tender for the supply and installation of a 427,4 MW power plant at Aliveri:*** On July 20, 2007 PPC received a letter by the Internal Market and Services Directorate General of the European Commission on the complain concerning the tender for the supply and installation of a 427,4 MW power plant at Aliveri, which stated that the E.U. competent authorities have reached the conclusion that they do not –at this stage- possess evidence of a breach in Community Law on public procurements concerning the issues addressed by the complaint in question. The PPC Board of Directors, in its meeting held on July 24, 2007 awarded a contract for the construction of combined cycle natural gas unit with an installed capacity of 427,4 MW, which will be located in Aliveri, to Metka S.A., the most competitive bidder. The project's cost will amount to Euro 219,160 and it must be completed within 27 months since the signing of the contract. The contract with the company was signed on October 2007.

(f) ***Changes in PPC's organizational structure:*** In July 2007 the Parent Company's Board of Directors introduced three new hierarchical positions in its organizational structure as follows: (i) Deputy Chief Executive Officer for the divisions of Mines, Generation and Supply ii) Deputy Chief Executive Officer for the divisions of Transmission, Distribution, Islands' Network Operator as well as Testing, Research and Standards Center and iii) Deputy Chief Executive Officer for the divisions of Finance, Human Resources and Organization as well as the new Administrative Division. Deputy Chief Executive Officer for the divisions of Transmission and Distribution, is the Professional Mr. N. Chatziargyriou, Vice Chairman and Deputy CEO of the Parent Company.

(g) ***Electricity tariff increases:*** On July 30, 2007, the Minister of Development, following PPC's request and an opinion issued by the Energy Regulatory Authority, approved the increase on the electricity tariffs (effective from August 1, 2007 onwards), as follows: (i) a 2.5% increase of the tariff for all agricultural customers as well as customers with extended families (more than three children), (ii) a 2.6% increase of the tariff for household (residential) customers whose periodical four month consumption does not exceed a level of 800KWh and a 3.8% increase for household customers with a periodical four month consumption exceeding 800 KWh, (ii) a 3.5% increase on tariffs of all other customer categories (with the exception of industrial tariffs and reduced nighttime consumption tariffs which have already been subject to increases effective April 1, 2007). The above mentioned Ministerial Decision also provides that residential customers with an annual consumption of 12,000 KWh achieving a reduction of at least 6% of their annual consumption for the period from August 1, 2007 to July 31, 2008, compared to the previous corresponding period, will be entitled to a 5% discount on the total amount billed by PPC.

(h) ***Procurement of lignite from LARKO S.A.:*** On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite

(All amounts in thousands of Euro, unless otherwise stated)

will be settled against the abovementioned receivable from LARKO S.A.. PPC had established a provision against this receivable in prior periods. Such provision was reversed in the second quarter of 2007 as the collectibility of this receivable has been secured both via the above contact as well as the good execution guarantee (covering the contractual amount and term) issued in favor of PPC.

14. SUBSEQUENT EVENTS (CONTINUED)

i) ***The BoD of PPC S.A. approved the Business Plan of its wholly-owned subsidiary, PPC Renewables S.A.:*** On November 6, 2007 the Parent Company's Board of Directors, approved the Business Plan of its wholly-owned subsidiary, PPC Renewables S.A., for the period 2007-2014. The Business Plan sets a target of 950 MW of installed RES capacity by 2014 at an estimated total investment cost of approximately Euro 2 million, to be partly funded by cash transfers totaling Euro 330 million from PPC to PPC Renewables S.A. The Ministry of Development, following the opinion issued by the Energy Regulatory Authority, granted a generation authorization for the purpose of constructing an operating new Solar Energy production units of a total capacity of 50 MW, to 100% of subsidiaries of PPC Renewables' S.A., Arkadikos Ilios Ena S.A., and Arkadikos Ilios Dio S.A.

j) ***The BoD of PPC S.A. approved the Investement Program*** : On November 13, 2007, PPC's BoD decided to apply for generation licenses to the Regulator (RAE) and the Ministry of Development for the following generation plants: 1) an 800MW natural-gas fired unit to be installed in Megalopolis, 2)a 450MW lignite-fired unit to be installed in Meliti, 3)a 450MW lignite-fired unit using fluidized bed technology, to be installed in Kozani-Ptolemaida, 4)a 700-800MW hard-coal-fired unit to be installed in Aliveri, and 5)a 700-800MW hard-coal-fired unit to be installed in Larymna.

PPC's Board of Directors decided today to initiate the procedures for the introduction of natural gas in the island of Crete following the agreed upon with DESFA S.A. (Hellenic Gas Transmission System Operator) development of an LNG terminal in Korakia and gas pipelines infrastructure.PPC will build 2X250MW combined cycle units near the terminal and will transfer there 3 existing GTs from the Linoperamata Power Station.The generating units of the Chania Power Station shall be converted to natural gas firing and a combined cycle unit will be built using two open cycle GTs of the Station.The Linoperamata Power Station will be put out of operation by 2014 while upon completion of the gas pipelines to the Atherinolakos power plant by 2016 the units operating there will be converted also to natural gas firing.

PPC's Board of Directors decided the elaboration of studies to investigate the feasibility of the estructuring of the Company and the continuation of the consultation based on the proposal of the Company and the employees' federation GFE/PPC & SEE (GENOP) and the studies that will be
completed within a period of 6 months.

(All amounts in thousands of Euro, unless otherwise stated)

15. SEGMENT INFORMATION

Sales and inter segment results are as follows:

	Mines		Generation		Transmission		Distribution		Supply		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	588,191	584,267	3,266,086	2,379,079	209,956	145,040	501,212	400,144	3,632,784	3,129,207	(4,356,389)	(3,061,796)	3,841,842	3,575,940
Segment result/profit	30,529	16,993	661,720	60,992	69,325	15,563	35,078	34,003	(587,204)	93,608	-	-	209,449	221,159
Financial expenses													(135,077)	(122,539)
Share of gain/(loss) of associates													2,269	6,393
Income Tax													(16,439)	(33,863)
Net Profit													60,202	71,150
Inter segment costs	41,038	37,238	661,073	588,877	1,754	1,120	-	-	3,652,524	2,434,563	(4,356,389)	(3,061,796)	-	-

BALANCE SHEET
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	30.09.2007	31.12.2006	30.09.2007	31.12.2006
ASSETS				
Total non current assets	11.449.849	11.325.132	11.478.984	11.358.054
Materials, spare parts and supplies, net	696.662	602.520	696.189	602.031
Trade receivables	1.070.089	940.391	1.071.842	941.468
Other current assets	99.415	70.046	154.465	123.340
Total assets	**13.312.015**	**12.938.089**	**13.401.480**	**13.024.893**
EQUITY AND LIABILITIES				
Non current liabilities	5.910.153	5.569.425	5.909.054	5.569.788
Short term borrowings	1.096.716	1.150.803	1.096.716	1.150.735
Other curent liabilities	1.189.965	1.139.430	1.196.693	1.146.032
Total liabilities (a)	8.196.834	7.859.658	8.202.463	7.866.555
Share Capital	1.067.200	1.067.200	1.067.200	1.067.200
Other items of shareholders' equity	4.047.981	4.011.231	4.131.817	4.091.138
Total Shareholders' Equity (b)	5.115.181	5.078.431	5.199.017	5.158.338
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5.115.181	5.078.431	5.199.017	5.158.338
TOTAL LIABILITIES AND EQUITY (e)=(a)+(d)	**13.312.015**	**12.938.089**	**13.401.480**	**13.024.893**

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

THE GROUP			
01.01-	01.01-	01.07-	01.07-

(All amounts in thousands of Euro, unless otherwise stated)

	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Sales	3.841.842	3.575.940	1.371.489	1.244.616
Gross operating results	559.403	552.283	139.739	91.152
Profit before tax, financing and investing activities and depreciation and amortisation	610.804	631.245	154.348	155.454
Profit before tax, financing and investing activities	180.358	188.412	11.352	4.135
Profit before tax	76.641	105.013	(34.995)	(35.328)
Income tax expense	(16.439)	(33.863)	(4.210)	11.131
Profit after tax from continuing activities (a)	60.202	71.150	(39.205)	(24.197)
Profit after tax from discontinuing activities (b)	0	0		
Profit after tax (continuing and discontiuing activities) (a)+(b)	**60.202**	**71.150**	**(39.205)**	**(24.197)**
Distributed to:				
Company's Shareholders	60.202	71.150	(39.205)	(24.197)
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,26	0,31	(0,17)	(0,10)

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE COMPANY			
	01.01-30.09.2007	**01.01-30.09.2006**	**01.07-30.09.2007**	**01.07-30.09.2006**
Sales	3.841.842	3.575.940	1.371.578	1.244.616
Gross operating results	559.403	552.283	139.739	91.152
Profit before tax, financing and investing activities and depreciation and amortisation	605.082	627.267	152.768	154.112
Profit before tax, financing and investing activities	178.143	188.425	10.920	4.124
Profit before tax	72.136	109.517	(26.376)	(33.260)
Income tax expense	(14.190)	(33.797)	(5.203)	11.153
Profit after tax from continuing activities (a)	57.946	75.720	(31.579)	(22.107)
Profit after tax from discontinuing activities (b)	6.406	162	2.188	54
Profit after tax (continuing and discontiuing activities) (a)+(b)	**64.352**	**75.882**	**(29.391)**	**(22.053)**
Distributed to:				
Company's Shareholders	64.352	75.882	(29.391)	(22.053)
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,25	0,33	(0,14)	(0,10)

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	30.09.2007	**30.09.2006**	**30.09.2007**	**30.09.2006**
Balance at the beginning of the period (01.01.2007 and 01.01.2006, respectively)	5.078.431	5.165.151	5.158.338	5.217.717
Profit after tax	60.202	71.150	64.352	75.882
Increase / (Decrease) of Share Capital	-	-	-	-
Dividends distributed	(37.120)	(116.000)	(37.120)	(116.000)
Net gains and losses recognised directly in the equity	13.668	4.866	13.447	4.866
Purchase / (Sale) of own shares	-	-	-	-
Equity at the end of the period (30.09.2007 and 30.09.2006, respectively)	**5.115.181**	**5.125.167**	**5.199.017**	**5.182.465**

CASH FLOW STATEMENT
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-30.09.2007	**01.01-30.09.2006**	**01.01-30.09.2007**	**01.01-30.09.2006**
Cash Flows from Operating Activities				
Profit before tax from continuing operations	76.641	105.013	72.136	109.517
Profit before tax from disposal group			7.373	1.562
Plus / minus adjustments :				
Depreciation and amortisation	475.661	485.617	472.154	485.617
Amortisation of customers' contributions and subsidies	(45.215)	(42.784)	(45.215)	(42.784)
Fair value (gain) / loss of derivative instruments	(119)	(14.152)	(119)	(14.152)
Share of loss / gain of associates	(2.269)	(6.393)	-	(11.201)
Interest income	(22.111)	(9.686)	(22.089)	(9.682)
Sundry provisions	25.421	18.916	25.421	18.916
Impairment loss on emission rights purchased	5.015	0	5.015	0
Gain on disposal of fixed assets	(1.254)	(535)	(1.186)	(535)
Unbilled revenue	(1.099)	(3.320)	(1.099)	(3.320)
Amortisation of loan origination fees	(1.641)	1.634	(1.640)	1.634
Interest expense	127.269	114.947	127.269	114.944
Operating profit before working capital changes	636.299	649.257	638.020	650.516
Increase / (Decrease) in:				
Increase / (Decrease) of materials	(86.486)	(18.184)	(86.502)	(18.184)

(All amounts in thousands of Euro, unless otherwise stated)

Increase / (Decrease) of receivables	(146.642)	(152.883)	(148.191)	(153.290)
Increase / (Decrease) of liabilities (excluding banks)	37.193	63.948	38.949	62.609
Net Cash from Operating Activities (a)	440.364	542.138	442.276	541.651
Cash Flows from Investing Activities				
Investments	(14.090)	(14.759)	(19.935)	(10.207)
Capital expenditure for fixed assets and software	(584.773)	(493.012)	(584.740)	(493.012)
Disposal of fixed assets and software	7.526	7.979	7.085	7.978
Interest received	22.111	9.686	22.089	9.682
Proceeds from customers' contributions and subsidies	151.674	136.972	152.515	136.972
Net Cash used in Investing Activities (b)	(417.552)	(353.134)	(422.986)	(348.587)
Cash Flows from Financing Activities				
Net change in short-term borrowings	1.400	80.600	1.400	80.600
Proceeds from interest bearing loans and borrowings	850.000	450.000	850.000	450.000
Principal payments of interest bearing loans and borrowings	(715.044)	(501.481)	(715.044)	(501.481)
Interest paid	(116.635)	(104.844)	(116.635)	(104.841)
Dividends paid	(37.086)	(115.631)	(37.086)	(115.631)
Net Cash used in Financing Activities (c)	(17.365)	(191.356)	(17.365)	(191.353)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**5.447**	**(2.352)**	**1.925**	**1.711**
Cash and cash equivalents at the beginning of the period	**35.537**	**38.176**	**31.535**	**29.351**
Cash and cash equivalents at the end of the period	**40.984**	**35.824**	**33.460**	**31.062**

Additional data and information for the Group:
(Amounts in thousands of Euro)

1. The Group's companies with their respective addresses and participation percentages, as well as their unaudited tax years, that are included in the consolidated financial statements are listed below:

Full consolidation method

	% participation	Country of incorporation	Unaudited tax years
PPC S.A.	Parent Company	Greece	2006
PPC Renewable Sources S.A.	100%	Greece	1999-2006
PPC Rhodes S.A. (formerly KOZEN HELLAS S.A.)	100%	Greece	1999-2006
PPC Telecommunications S.A.	100%	Greece	2003-2006
PPC Kriti S.A.	100%	Greece	2004-2006
ARKADIKOS ILIOS ENA S.A.	100%	Greece	-
ARKADIKOS ILIOS DIO S.A.	100%	Greece	-
ARKADIKOS ILIOS TRIA S.A.	100%	Greece	-
ETOLIKOS ILIOS ENA S.A.	100%	Greece	-
ETOLIKOS ILIOS DIO S.A.	100%	Greece	-
ILIAKA PARKA DITIKIS MAKEDONIAS ENA S.A.	100%	Greece	-
ILIAKA PARKA DITIKIS MAKEDONIAS DIO S.A.	100%	Greece	-

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006. In July 2007, an extraordinary Shareholders' General Assembly for PPC Kriti S.A. ratified the dissolution of the company. The company was erased by the Incorporated Companys Register on August 23, 2007.The process for PPC Rhodes S.A. is yet to be completed. During the nine month of 2007 PPC Renewables S.A. established seven new subsidiaries, Arkadikos Ilios Ena S.A., Arkadikos Ilios

(All amounts in thousands of Euro, unless otherwise stated)

Dio S.A., Arkadikos Ilios Tria S.A., Etolikos Ilios Ena S.A., Etolikos Ilios Dio S.A., Iliaka Parka Ditikis Makedonias Ena S.A., and Iliaka Parka Ditikis Makedonias Dio S.A. for the purpose of constructing and operating new solar energy production units.

PPC Telecommunications S.A. has been audited up to December 31, 2002 according to the provisions of law 3259/2004.

Equity method

	% participation	Country of incorporation	Unaudited tax years
LARCO S.A.	28.56%	Greece	2002 - 2006
WIND PPC HOLDING N.V.	50% minus one share	Holland	-
SENCAP S.A.	50%	Greece	-
PPC RENEWABLES - TERNA S.A.	49%	Greece	2003 -2006
PPC RENEWABLES - MEK ENERGEIAKI S.A.	49%	Greece	2002 -2006
PPC RENEWABLES - DIEKAT ENERGEIA M.Y.H.E. GITANH ANONYMOS ETAIREIA PARAGOGIS HLEKTRIKHS ENERGEIAS	49%	Greece	2000 -2006
PPC RENEWABLES ROKAS A.B.E.E	49%	Greece	2003 - 2006
PPC RENEWABLES ELLINIKI TEXNODOMIKI TEB ENERGEIAKH S.A.	49%	Greece	2005 - 2006
GOOD WORKS ENERGEIAKI S.A.	49%	Greece	-
PPC RENEWABLES EDF EN GREECE S.A.	49%	Greece	-

(All amounts in thousands of Euro, unless otherwise stated)

2. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2006.

   In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of, previously reported, shareholders' equity for the period ended September 30, 2006 and the year ended December 31, 2005 and before and after tax profit for 2006. The effect of the above revision on the Group's financial statements is as follows:

	30.09.2006	31.12.2005
Decrease in shareholders' equity	(44,631)	(43,630)
Profit before tax decrease	(1,562)	-
Profit after tax decrease	(1,001)	-

3. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.

4. Adequate provisions have been established for all litigation.

5. Total payrolls of the Group number 25.810 employees and 26.529 employees as of 09.30.07 and 09.30.06 respectively, not including 138 employees and 140 employees, respectively, who work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated. At September 30, 2007 and 2006, 252 and 268 employees have been transferred to Public Sector Services (ministries etc.) out of which, 211 and 230 were compensated by PPC. The total payroll cost of such employees amounted to Euro 6,760 and Euro 6,556 for the nine month period ended September 30, 2007 and 2006, respectively.

6. Sales and purchases of the Group to its related companies (according to IAS 24), for the nine month period ended September 30, 2007 amount to Euro 269,504 and Euro 500,051, respectively. As at September 30, 2007 the receivables and the payables of the Group due to the related companies amount to Euro 158,855 and Euro 152,957, respectively. Fees concerning management members amounted to Euro 1.516 for the nine month period ended September 30, 2007.

7. Capital expenditure of the Group for the period amounted to approximately Euro 584.8 million.

Additional data and information for the Parent Company:

(Amounts in thousands of Euro)

8. The Parent Company has been audited by the tax authorities up to December 31, 2005.

9. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2006.

   In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of previously reported, shareholders' equity for the period ended September 30, 2006 and for the year ended December 31, 2005 as well as pre tax and after tax profit for the aforementioned periods. The effect of the above revision on the Parent Company's financial statements is as follows:

	30.09.2006	31.12.2005
Decrease in shareholders' equity	(44,631)	(43,630)
Profit before tax decrease	(1,562)	-
Profit after tax decrease	(1,001)	-

10. On November 21, 2006 and December 19, 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital. The legal procedures of the transactions are expected to be completed by the end of 2007, with effect from January 1, 2007 onwards. The fair value of the disposal group at January 1, 2007 as determined by independent appraisers amounted to Euro 54,448.

11. In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC submitted offers for two out of the three power plants (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision on July 4, 2006 declared PPC as the winning bidder for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline three times for December 11, 2006, February 9, 2007 and April 10, 2007. Upon expiration of the final deadline, the Bulgarian Privatization Agency interrupted negotiations and proceeded to the termination of the privatization procedure. In May 2007 PPC filed appeals to the Bulgarian Administrative Court against the decision of the Bulgarian Privatisation Agency. Furthermore, PPC expressed

(All amounts in thousands of Euro, unless otherwise stated)

its intention to the Bulgarian Ministry of Environment and Waters to continue negotiations in order to conclude the transaction. On April 24, 2007, following a decision by PPC's Board of Directors, SENCAP S.A has undertaken Bobov Dol's privatization project in a manner not offending the tender's terms.

12. In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 - 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".

13. In 2006, the Parent Company together with Contour Global LLP established a 50% jointly controlled entity named SENCAP S.A. whose object is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey and selectively in the Mediterranean area as well as procurement and trading of fuel, minerals and other materials. In 2007, SENCAP proceeded to the increase of its share capital by an amount of Euro 5.65 million. The Parent Company participated in the share capital increase by an amount of Euro 2.54 million which at June 30, 2007 had been paid in full. In 2007, both parties agreed to the participation of the European Bank of Reconstruction and Development (EBRD) in the share capital of SENCAP, by a percentage of 10%. Furthermore, in July 2007, the Parent Company's Board of Directors approved the terms and conditions for the participation of the International Finance Corporation (IFC) in the share capital of SENCAP S.A.

14. There exist no burdens on the Parent Company's fixed assets, the existence of which could materially affect the Parent Company's financial position.

15. Adequate provisions have been established for all litigation.

16. Total payrolls of the Parent Company number 25.810 employees and 26.529 employees as of 09.30.07 and 09.30.06 respectively, not including 138 employees and 140 employees, respectively, who work exclusively or the Hellenic Transmission System Operator and for which the Parent Company is compensated. At September 30, 2007 and 2006, 252 and 268 employees have been transferred to Public Sector Services (ministries etc.) out of which, 211 and 230 were compensated by PPC. The total payroll cost of such employees amounted to Euro 6,760 and Euro 6,556 for the nine month period ended September 30, 2007 and 2006, respectively.

17. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the nine month period ended September 30, 2007 amount to Euro 269,504 and Euro 500,051, respectively. As at September 30, 2007 the receivables and the payables of the Parent Company due to the related companies amount to Euro 158,855 and Euro 152,957, respectively. Fees concerning management members amounted to Euro 1.516 for the nine month period ended September 30, 2007.

(All amounts in thousands of Euro, unless otherwise stated)

18. Capital expenditure of the Parent Company for the period amounted to approximately Euro 584.7 million.

19. The issuance of the common Ministerial Decision finalized the Greek National Allocation Plan for the first trading period 2005 - 2007. According to the above mentioned National Allocation Plan (NAP), PPC has been allocated for the period 2005 - 2007 emission allowances of 159.13 million tones CO_2 out of which 52.22 million tones CO_2, 53.30 million tones CO_2 and 53.61 million tonnes CO2 for the years 2005 to 2007, respectively. It is noted that the allocation of emission allowances will be considered final, both, for years 2005 and 2006, after the Greek Competent Authorities settles PPC's request for additional emission allowances to be allocated to the "Unknown New Entrants". No emission allowances have been allocated to these units in NAP 2005-2007, since these units have been put in operation as emergency units to cover summer peak demands. In any case, the allocation of these additional emission allowances corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants by the above mentioned Common Ministerial Decision. In January 2006, the Competent Authority has issued the CO_2 emission allowances for twenty-nine (29) bound plants of PPC and in March 2007 the allowances of two (2) new bound plants of PPC (Local Power Stations of Patmos and Sifnos).
PPC's CO_2 emissions for 2005, 2006 and the nine months ended September 30, 2007 amounted to 52.56 million tones., 50.45 million tones and 39.74 million tones. PPC's CO_2 emissions for 2007 are estimated to be 53.23 million tones. Emission allowances allocated to PPC for 2007 (53.61 million tones) fully cover estimated emissions, hence no shortage of allowances is expected for 2007.

20. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the hydroelectric project of Mesochora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. At September 30, 2007, the accumulated amount of the hydroelectric project of Mesochora Power Plant amounted to Euro 270 million.

END